UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  AUGUST 16, 2005                     /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                           BARADERO RESOURCES LIMITED
                         #1305 - 1090 W. GEORGIA STREET,
                             VANCOUVER, BC V6E 3V7
                       TEL: 604-685-9316 FAX: 604-683-1585
                         TSX VENTURE: BRH / OTCBB: BRHAF

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NEWS RELEASE                                                     AUGUST 16, 2005


                               ACQUISITION UPDATE

Mr. Nick DeMare, President, provides this update on the corporate acquisition announced March 17, 2005.

Since this date, work has been ongoing on the necessary documentation for both shareholder and regulatory approval.

The Company signed a letter of intent with Magellan Gold Corp. ("Magellan") and the shareholders of Magellan for the acquisition of all the issued and outstanding shares of Magellan. Subsequent to March 17, 2005, Magellan has changed its name to Centrasia Mining Corp. ("Centrasia") and it is proposed that the Company, on closing of this acquisition, will change its name to Centrasia Mining Corp.

The Company has increased the size of its previously announced financing to 4,375,000 units at $0.20 per unit. This financing will close in conjunction with the closing of the acquisition. The Company will also issue 1,900,000 units and 100,000 common shares to settle outstanding indebtedness of Centrasia.

A formal share purchase agreement has been finalized and signed between the Company, Centrasia, and the shareholders of Centrasia.

The Company has retained Canaccord Capital Corp. to sponsor this transaction and their work has been substantially completed.

In  conjunction  with the  closing  and subject to  shareholder  and  regulatory
approval  of  the  acquisition,   the  Company  will  grant  2,335,000   options
exercisable at $0.20 per share for a term of 5 years.

A detailed Information Circular describing the proposed transactions has been prepared and will be mailed on or about August o15, 2005 for a shareholders' meeting to be held on September o15, 2005.

A technical report in compliance with National Instrument 43-101 has been prepared by Centrasia' independent qualified person, Dean Besserer, P. Geo. of Apex Geoscience on Centrasia's Bulakashu property. Key conclusions and recommendations from the report are as follows:

The Bulakashu Property lies within the Northern Tien Shan terrane of northern Kyrgyzstan and falls within a broad band of gold and copper mineral deposits, locally referred to as the Kyrgyz-Kungey mineral belt. A total of 24 gold and gold-copper hard rock and placer gold occurrences exist within the 240 square kilometre Bulakashu property. Based on all of the known gold and copper-gold occurrences, favourable structural settings, alteration and geology, the Bulakashu Property has potential to host large scale, orogenic/structurally hosted gold deposits and possibly porphyry style copper-gold deposits. Therefore, an aggressive comprehensive exploration program is warranted.

Since 2002, all of the exploration on the Bulakashu Property has focussed on the Karabulak prospect. The Karabulak prospect consists of northeast trending gold bearing zone of highly silicified and veined quartz stockwork hosted within sheared and altered mafic volcanics. The mineralized quartz stockwork zone at Karabulak outcrops, and has been trenched and sampled along strike for 400 metres and up to 80 metres across strike. Historic exploration by Soviet era


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                                      -2-



workers in the early 1960's yielded rock chip samples from surface trenches, which contained up to 46 g/t Au across 6m and 35.4 g/t Au across 8.2m (See
Baradero Press Release, March 15, 2005). The historic exploration work concentrated primarily on the most intensely veined and silicified portion of what may prove to be a larger zone of mineralization. There is evidence that the mineralization at Karabulak remains open along and across strike. A composite grab sample of sheared, intensely silicified and chloritized mafic volcanic collected by Mr. Besserer contained abundant visible gold and assayed 171 g/t Au, confirming previous chip sampling from the Soviet era work that returned 122 g/t Au over 1 metre (See Baradero Press Release, March 15, 2005).

Four drill holes completed by the Bulakashu Mining Company at the Karabulak prospect during 2004 contain up to 11.45 g/t Au across 1m; 8.14 g/t Au across 1m; 8.09 g/t Au across 4m; 4.61 g/t Au across 5m; and 2.28 g/t across 31m. The mineralization identified on surface was interpreted to have a vertical dip and the drilling was targeted to intersect the vertical downward continuation of the surface mineralization. The drilling did encounter gold mineralization within silicified and sheared mafic volcanic rock, but beyond the vertical downward continuation of the surface mineralization suggesting the zone had a shallower dip to the northwest than anticipated. As a result, all of the 2004 drill holes did not cross the mineralized zone at an optimal high angle and it is questionable whether these holes would have fully penetrated the shallow downdip extension of the mineralized and altered zone exposed on surface.

A two phase exploration program is proposed for the Bulakshu property of which the Phase I program will be completed this fall at an estimated total cost of CDN$200,000. The Phase II program will largely consist of diamond drilling, the scope, timing and cost of which, will be contingent on the results of the Phase I program. The Phase 1 exploration program will include a compilation of all historic data from the Bulakashu property followed by an aggressive surface sampling programat Karabulak in order to define drill targets and evaluation of all other known gold and copper/gold occurrences on the Bulakashu Property. Evaluation of the other gold and copper gold showings on the property will include prospecting, rock grab, continuous channel or rock chip sampling to determine the potential size, grade and mineralizing controls at each occurrence. It is anticipated that the Phase II program will consist of drilling at Karabulak and follow-up exploration at priority gold occurrences discovered and/or advanced during the Phase I program .

One of the items that the Company has been monitoring is the political situation in Kyrgyzstan. On July 10, 2005 Kurmanbek Bakiyev was elected as the country's new president. Mr. Bakiyev has been serving as the interim President of Kyrgyzstan since protests in March of 2005 forced the departure and subsequent resignation of former president Askar Bakiyev in March, 2005. Mr. Bakiyev received 88.9 percent of the popular vote and voter turn out was greater than 50 percent. The Company feels that the strong endorsement of Mr. Bakiyev's leadership by the Kyrgyz people will further facilitate the economic growth of Kyrgyzstan and the continued development of a stable, sustainable mineral exploration and mining industry.

The technical content of this release has been reviewed by Douglas Turnbull, P. Geo., who is a qualified person as defined by National Instrument 43-101.

ON BEHALF OF THE BOARD
BARADERO RESOURCES LIMITED

/s/ NICK DEMARE
---------------------
Nick DeMare,President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release

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